FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Results for 2007 Fiscal Year Ended February 29, 2008

Branded Beverage Gross Revenue Up 46% over Last Year

Overall Gross Profit Margin Before Discounts and Slotting
Increases to 33.7%

Transition to Healthy Branded Beverage Company Completed

Vancouver, Canada, May 29, 2008, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its 2007 fiscal year ended February 29, 2008. All financial amounts denominated in US dollars.

Gross revenue for the year was $35,218,000, versus $50,368,000 in the prior year. The reduction in revenues was principally attributable to the following:

  Loss of Hansen energy drink distribution revenue of $13,065,000 post April 15, 2007;
  Elimination of third party distribution revenue of $4,016,000 due to Company exiting that business;
  Lower co-pack revenue of $6,165,000 associated with the consolidation of the Company’s two bottling plants into its Edmonton facility; and
  Reduction in private label and licensed beverage sales of $1,177,000;
  For a total of $24,423,000.

Over the same period, sales of the Company’s proprietary branded beverages grew at 46%. Company-wide gross profit margin (before discounts, rebates and slotting fees) for the year increased to 33.7% from 33.5% the previous year, principally due to the shift of sales to higher margin proprietary brands. At year end, the Company had approximately $4,500,000 in cash and credit available, having utilized about half of the net proceeds of last year’s private placement to complete its transition to a healthy branded beverage company.

Discounts, rebates and slotting fees dropped to $4,097,000 from $4,610,000 this past year and included a volume rebate of approximately $500,000 paid to a large co-pack customer, which was more than double the prior year. Non-cash stock based compensation expense for the year was $262,000, versus $570,000 the prior year. SG&A expenses were $13,212,000 in fiscal 2007, an apparent slight increase from fiscal 2006. However, the fiscal 2007 SG&A number includes the effects of currency translation from the Canadian to US dollar of $915,000, due to the rise in the Canadian dollar against the U.S. dollar during the year. In Canadian dollars, SG&A expenses actually dropped by $816,000, year over year, in spite of additional non-recurring plant relocation costs of some $400,000 and approximately $150,000 in third party professional fees to assist with the documentation and testing of internal controls over financial reporting as mandated by SOX 404; which process uncovered no material weaknesses. A further increase to the Company’s net loss was caused by the January 15, 2008 enactment of legislation reducing the Canadian corporate income tax rate. The result was an income tax expense and a reduction of the value of the Company’s future income tax asset by some $950,000. This brings the total of one time, non-operating-specific expenses this year to $1,500,000, the great majority of which was non-cash. Consequently, net loss for the year was $5,415,000 or $0.29 per share, versus a net loss of $3,555,000, or $0.23 per share in fiscal 2006. Comprehensive loss (which includes further balance sheet related adjustments for currency) for fiscal 2007 was $2,989,000 versus $3,914,000 the prior year.

Leading Brands Chairman and CEO Ralph McRae said: “We raised net proceeds of approximately $9,000,000 in August of last year to allow us to properly react to the surprise loss of the Hansen distribution agreement and complete the shift to reliance upon our own brands. That evolution is now complete and we have accomplished it using about half of the monies raised. The balance will be judiciously invested, over time, to maintain the high level of growth of our brands. This was a difficult and unfortunate process for us to endure, but we now look forward to a bright and self-sustaining future which - to a much greater extent – is within our control.”

Mr. McRae continued: “I have read a lot from our competitors over the past year about cost increases and margin contraction resulting from increased costs of goods and escalating freight charges. Although we are not immune from commodity price fluctuations, part of our mission over the past 12 months has been - to the greatest extent possible – to insulate ourselves from the brunt of those forces. We believe that increased operating efficiencies can overwhelm anticipated rises in input costs. That is where the accumulated experience and resourcefulness of our long term employees stands us in good stead.”

Mr. McRae concluded: “With the recent addition of Die-Hard™ Sports Energy Drinks, I am proud that we have compiled an impressive and significant lineup of beverages that can stand ‘toe to toe’ with any in the industry. That portfolio not only has great potential to capture significant market share but also – and most importantly – it can do so with strong margins. As our branded business continues to expand, so should our overall percentage gross profit margins.”

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Thursday, May 29, 2008, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN: 1-416-850-9144

The conference call will also be webcast and archived for 30 days on the investor page of the Company’s website at www.LBIX.com.

Due to the proximity of this release, there will not be a shareholders’ newsletter on June 1st.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, STOKED™ Energy Drinks, INFINITE Health® Water, DIE HARD™ Sports Energy Drink and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2008 Leading Brands, Inc.

This news release is available at www.LBIX.com

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LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF LOSS AND COMPREHENSIVE LOSS

(EXPRESSED IN UNITED STATES DOLLARS)

	February 29	February 28
	2008	2007

Gross sales	$35,218,337	$50,368,203
Less: Discounts, rebates and slotting fees	(4,096,662)	(4,609,878)
Net sales	31,121,675	45,758,325

Expenses (Income)
Cost of sales	23,353,592	33,496,213
Selling, general & administration expenses	13,212,199	12,875,096
Depreciation and amortization	702,025	930,553
Interest expense	551,539	465,703
Loss on sale of assets	96,949	32,528
Impairment of property, plant and equipment	-	3,168,698
Gain on contract settlements	(1,327,153)	(219,761)
Interest income	(91,829)	-
Total Expenses	36,497,322	50,749,030

Net loss before taxes	(5,375,647)	(4,990,705)
Less: Income tax expense (recovery)	39,114	(1,436,021)
Net loss	(5,414,761)	(3,554,684)

Foreign exchange translation adjustment	2,425,855	(359,212)

Comprehensive loss	(2,988,906)	(3,913,896)

Loss Per Share
Basic and diluted	$(0.29)	$(0.23)

Weighted average number of shares outstanding	18,412,993	15,778,230